Exhibit 99(a)(1)(C)

FORM OF EMAIL ANNOUNCING COMMENCEMENT OF TENDER OFFER

To:	[E-MAIL ADDRESS]

From:	[ ]@scansource.com

Date:	November 7, 2007

Tender Offer to Effect Stock Option Price Adjustment

Partial Trading Restriction for Certain Stock Options

The Company is nearing completion of its stock option accounting review. As a result of having identified alternate accounting measurement dates, the original strike prices of stock options for certain years need to be adjusted. Significantly, the IRS is assessing a 20% penalty on certain stock options with alternate measurement dates unless they are adjusted for the correct measurement date by December 31, 2007. Today, the Company is launching a “tender offer” to effect that adjustment.

The above attachment to this email entitled OFFER TO AMEND ELIGIBLE OPTIONS ELECTION FORM identifies the specific stock options you have received from the Company which are the subject of the tender offer. We need you to complete this election form, including checking the appropriate box as to your election, date, sign and return via email to john.ellsworth@scansource.com, or via fax to John Ellsworth at (864) 286-4940 or via hand delivery to John Ellsworth at 6 Logue Court, Greenville, South Carolina 29615. Unless extended, the tender offer will expire at 11:59 p.m. Eastern Time, on December 6, 2007.

The link below is to a document on the Company’s intranet entitled SCANSOURCE, INC. OFFER TO AMEND ELIGIBLE OPTIONS, dated November 7, 2007, (the “Offering Memorandum”) describing the tender offer in detail: http://scnotes4/intra/LegalFilesUS.nsf/$defaultview/c53381c367f6ca468525738b006b16ab?opendocument&login. You can also access this document by going to the intranet Home Page, Departments, and then Legal. We suggest you review the Offering Memorandum to answer any questions you may have regarding the details of the offer.

We want you to understand the intent and purpose of going through this process. In addition to this summary explanation, the Company is providing information sessions on this stock option pricing adjustment and the tax consequences today. The Board of Directors for the Company has approved an employee ‘make whole’ bonus and an offer to adjust upward the exercise prices for stock option grants for the following years: 2003, 2004, 2005, and 2006. This “make whole” bonus payment and pricing amendment process is referred to as a “tender offer”. The tender offer is intended to maintain each individual employee’s position in their stock options and also to avoid the individual IRS tax penalty of 20%. Under IRS rules we can not pay the ‘make whole’ bonus until January of 2008. We expect that adverse federal tax consequences can be avoided if your affected options are adjusted. We have designed this offer to ensure that the pricing adjustment has the very least impact on you, as a valued employee. If you accept the offer to amend your eligible options to reflect the correct grant date, the exercise price of the eligible option will increase and you will receive less money when you exercise and sell your shares than if you had not accepted the offer. However, we do not want to penalize you for this change in the exercise price. Therefore, the Board of Directors has authorized for those employees who agree to amend their options in the tender offer, a cash payment equal to the difference in the original grant price for the option and the new grant price based on the correct date plus an additional “gross-up” amount to reimburse you for the Medicare tax obligations arising from such cash payment. Under IRS rules we can not pay the ‘make whole’ bonus until January of 2008.

We are trying to complete the tender offer process as soon as possible, but we will need your help in promptly responding to the tender offer. Until this tender offer process is complete, the Company has decided to close trading for employee stock transactions that involve stock options that were granted between 2003–2006. Employees are being notified that the Company is restricting exercises related to these particular stock option grants until this tender offer process is complete, which will be at least until December 7, 2007. The current open trading window, which began at market open, Tuesday, October 30, 2007, will remain open for trades not involving these particular option grants. As a reminder, the normal open trading window will close at market close on Friday, December 21, 2007. This will result in a shortened open trading window of no more than two weeks for these 2003-2006 options. We will inform you by subsequent communication when the tender offer process is, in fact, complete, and the trading window is open with respect to the impacted options.

For those employees seeking to exercise options that pre-date January of 2003 or otherwise engage in transactions in ScanSource stock, this trading restriction will not affect your ability to exercise or otherwise trade.

The status of certain employees that have been separately informed that they are in an extended blackout period is not being changed by this notice, nor should such employees expect that at the expiration of this blackout period they will be authorized to trade unless they are so advised in writing.

If you have questions, please send an email.

Thank You,

John